UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

PRECISION OPTICS CORPORATION, INC.

(Name of Issuer)

Common Stock; $0.01 par value

(Title of Class of Securities)

740294400

(CUSIP Number)

Peter V. Anania

2 Portland Fish Pier, Suite 214

Portland, ME 04101

207-518-6791

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 740294400

1. Names of Reporting Persons.
Anania & Associates Investment Company, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Maine
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
0

9. Sole Dispositive Power
0

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0[1]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
OO

_______________

1 See Item 5, below.

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SCHEDULE 13D

CUSIP No. 740294400

1. Names of Reporting Persons.
Peter V. Anania

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
223,487

8. Shared Voting Power
8,950

9. Sole Dispositive Power
223,487

10. Shared Dispositive Power
8,950

11. Aggregate Amount Beneficially Owned by Each Reporting Person
232,437[2]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
4.1%
14. Type of Reporting Person
IN

_______________

2 See Item 5 and note 3, below.

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ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.01 per share (the “Shares”), of Precision Optics Corporation, Inc., a Massachusetts corporation (the “Issuer”). The address and principal executive office of the Issuer is 22 East Broadway, Gardner, MA 01440.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following person and entity, each of whom is referred to individually as a “Reporting Person” (or as otherwise set forth below) and collectively as the “Reporting Persons”:

(i)	Peter V. Anania (“Mr. Anania”); and

(ii)	Anania and Associates Investment Company, LLC (“A&AIC”).

Mr. Anania is a U.S. citizen. A&AIC is a Maine limited liability company. The business address of each Reporting Person is 2 Portland Fish Pier, Suite 214, Portland, ME 04101. Each Reporting Person is principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person, and such beneficial ownership is expressly disclaimed.

During the last 5 years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A&AIC received 1,680,145 Shares (560,048 Shares on a post-reverse split basis after November 1, 2022)3 on 10/4/21 as partial consideration for the sale of Lighthouse Imaging, LLC assets to the Issuer. A&AIC subsequently distributed its Shares to its underlying members as set forth in more detail in Item 5, below. Mr. Anania acquired options to purchase 20,000 Shares (6,666 Shares on a post-reverse split basis) on 11/17/21, 6,666 Shares on 11/16/22, and 13,334 Shares on 1/16/23, in each case as compensation for services on the Issuer’s Board of Directors.

ITEM 4. PURPOSE OF TRANSACTION

Items 3 and 5 are incorporated herein by reference. The Shares were acquired for investment purposes.

Mr. Anania, a director of the Issuer, acquired and is holding the Shares for investment, with no current plan to sell or dispose of the Shares.

_______________

3 The Issuer effected a 1-for-3 reverse split that became effective on 11/1/22. Shares acquired prior to the reverse split are reported herein on a pre-split basis followed by a calculation of the post-split amounts. Current ownership is reported on a post-split basis.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (e)

Mr. Anania is a controlling person of A&AIC, an entity which held a majority of the membership interests in Lighthouse Imaging LLC. At the time of the sale of the Lighthouse Imaging assets to the Issuer, Mr. Anania had shared power to vote or dispose of all 1,680,145 Shares that A&AIC acquired from the Issuer on October 4, 2021 (560,048 Shares on a post-reverse split basis).

On 5/31/22, A&AIC distributed 698,746 Shares (232,915 Shares on a post-reverse split basis) to its managing member, Anania & Associates (“A&A”), a Maine corporation controlled by Mr. Anania.

On 9/7/22, A&AIC distributed its remaining 981,399 Shares (327,133 Shares on a post-reverse split basis) to its other underlying owners, of which 25,856 Shares (8,618 Shares on a post-reverse split basis) were distributed to Mr. Anania’s spouse.

Following A&AIC’s distributions, Mr. Anania may have been deemed to be the beneficial owner of 744,602 Shares (248,199 Shares on a post-reverse split basis) constituting 4.4% of the Shares, based upon the 16,915,089 Shares (5,638,363 Shares on a post-reverse split basis) outstanding as of 9/7/22. The beneficial ownership consisted of 698,746 Shares (232,915 Shares on a post-reverse split basis) held by A&A, 25,856 Shares (8,618 Shares on a post-reverse split basis) held by Mr. Anania’s spouse, and fully-vested options held by Mr. Anania to purchase 20,000 Shares (6,666 Shares on a post-reverse split basis). Mr. Anania had the sole power to vote or direct the vote of and dispose or direct the disposition of 718,746 Shares (239,581 Shares on a post-reverse split basis), and may have been deemed to have the shared power to vote or direct the vote of and dispose or direct the disposition of 25,856 Shares (8,618 Shares on a post-reverse split basis).

As of 9/7/22, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

A&A distributed its Shares to its underlying owners on 9/16/22, of which 590,465 Shares (196,821 Shares on a post-reverse split basis) were distributed to Mr. Anania.

As of the date hereof, Mr. Anania may be deemed to be the beneficial owner of 232,437 Shares constituting 4.1% of the Shares, based upon the 5,638,302 Shares outstanding as of 2/14/23. The beneficial ownership consists of 196,821 Shares held directly by Mr. Anania, 8,950 Shares held by Mr. Anania’s spouse, and fully-vested options held by Mr. Anania to purchase 26,666 Shares. Mr. Anania has the sole power to vote or direct the vote of and dispose or direct the disposition of 223,487 Shares, and may be deemed to have the shared power to vote or direct the vote of and dispose or direct the disposition of 8,950 Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.	Joint Filing Agreement between Anania & Associates Investment Company, LLC and Peter V. Anania regarding filing of Schedule 13D, dated April 14, 2023.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2023

PETER V. ANANIA

/s/ Peter V. Anania

ANANIA & ASSOCIATES INVESTMENT COMPANY, LLC

By: /s/ Peter V. Anania
Name: Peter V. Anania
Its: President

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